



07005563

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMahan Securities Co. L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich, (City) CT (State) 06830-6086 (Zip Code)

SEC MAIL PROCESSING SECTION MAR 2007 WASH D.C. 202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Joe Dwyer (203) 618-3351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC PROCESSING SECTION MAR 2007

PROCESSED
APR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Joe Dwyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMahan Securities Co. L.P., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE E. JEAN-PIERRE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2008

Signature

Chief Accounting Officer
Title

Marie E. Jean-Pierre
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

ccountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
McMahan Securities Co. L.P.

We have audited the accompanying statement of financial condition of McMahan Securities Co. L.P. (the "Partnership") as of December 31, 2006. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McMahan Securities Co. L.P. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 14, 2007

) Broad Street
5th Floor
ew York, NY 10004
212.422.1000
212.422.0144
www.grantthornton.com

ant Thornton LLP
member of Grant Thornton International

McMahan Securities Co. L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$ 1,598,856
Securities owned	87,999,587
Interest and dividends receivable	462,069
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,033,619)	528,281
Investments	6,276,932
Other	759,196
	$97,624,921

LIABILITIES AND PARTNERSHIP CAPITAL

Payable to clearing broker	$12,309,604
Securities sold, not yet purchased	52,594,038
Accrued expenses and other	3,142,017
	68,045,659
Commitments	
Partnership capital	29,579,262
	$97,624,921

The accompanying notes are an integral part of this statement.

McMahan Securities Co. L.P.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - ORGANIZATION

McMahan Securities Co. L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Partnership is principally engaged in proprietary trading and investment banking activities. The Partnership also introduces institutional customers to correspondent brokers and earns commissions on their transactions. The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2) (ii) of that rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Basis of Preparation*

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America

2. *Cash and Cash Equivalents*

The Partnership considers all highly liquid investments with an initial maturity of three months or less at the purchase date to be cash equivalents.

3. *Securities Transactions*

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are valued at fair value. Fair value is determined as follows: securities owned and securities sold, not yet purchased listed on a national securities exchange (or a National Market Security reported by the National Association of Securities Dealers Automated Quotations system) are valued at the closing market price, on the last day of the year, on the principal exchange on which they are traded. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued using the last sale price. For fixed income and preferred securities that are traded predominantly in the over-the-counter market, fair value is established based on quotes obtained from third-party market makers.

Net realized gains and losses are calculated on an average cost basis.

NOTE B (continued)

4. *Interest and Dividends*

Interest income, expense and stock loan rebates are recognized on an accrual basis. Dividend income and dividends paid on short sales are recorded on the ex-date. Dividends declared on securities sold, not yet purchased existing at the ex-date are recorded as dividend expense.

5. *Private Placements*

Fees from private placements are recognized when earned and are reflected in the statement of operations.

6. *Furniture, Fixtures, Office Equipment, and Leasehold Improvements*

Furniture, fixtures, office equipment, and leasehold improvements are carried at cost. Depreciation of furniture, fixtures and office equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease.

7. *Investments*

Investments in pooled asset vehicles are reported in the statement of financial condition at fair value which approximates the Partnership's portion of the net assets of these investments. The Partnership's risk of loss is limited to its investment in these entities. The Partnership may make additional contributions or withdrawals.

8. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE B (continued)

9. Related Party Transactions

The Partnership is reimbursed for certain costs incurred on behalf of affiliates. The Partnership has a receivable for these costs of $343,627 at December 31, 2006, which is included in other assets in the statement of financial condition.

NOTE C - INCOME TAXES

No provision has been made for income taxes, since these taxes are the responsibility of the individual partners.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The Partnership conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Partnership's proprietary transactions are performed by its clearing broker pursuant to their clearance agreement. All securities owned, securities sold, but not yet purchased and the due from clearing broker reflected in the statement of financial condition are positions carried by and amounts due from this clearing broker.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer the Partnership is subject to rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants.

The Partnership has elected the "Alternative Net Capital Requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, for Brokers and Dealers (Rule 15c3-3). At December 31, 2006, the Partnership had net capital of $6,930,071, which exceeded its requirement of $250,000 by $6,680,071.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby the Partnership will incur a loss if the market value of the securities increases over amounts recognized in the statement of financial condition. Generally, the Partnership limits its risk by holding offsetting security positions.

Substantially all of the Partnership's cash and securities positions are held by a custodian broker. The Partnership's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Partnership clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Partnership to risk and potential loss.

NOTE G - COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Partnership has a no cancellable lease for office space, which expires on March 31, 2008. The lease is subject to escalations for increases in real estate taxes and operating costs. The minimum annual rentals are as follows:

	Minimum rentals
Year ending December 31,	
2007	$ 836,384
2008	209,096
	$1,045,480

Rent expense for the year ended December 31, 2006, totaled approximately $842,000.

NOTE G (continued)

Legal Matters

In the ordinary course of business, the Partnership has been named as a defendant in certain legal matters. In the opinion of management, the resolution of these matters will not have a material adverse effect on the financial condition and results of operations of the Partnership.

NOTE H - 401(k) PLAN

The Partnership maintains a 401(k) savings and profit-sharing plan (the "Plan"). Full-time employees who have completed three months of service and have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Partnership, at its discretion, may make contributions to the Plan. For the year ended December 31, 2006, the Partnership did not contribute to the Plan.

NOTE I - SUBSEQUENT EVENTS

For the period January 1, 2007 through February 1, 2007, approximately $625,000 was withdrawn from the Partnership by certain limited partners.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
McMahan Securities Co. L.P.

In planning and performing our audit of the financial statements and supplementary information of McMahan Securities Co. L.P. (the "Partnership") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs above would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partnership's management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 14, 2007

END